IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,
THIS FORM SE IS BEING FILED IN PAPER PURSUANT
TO A CONTINUING HARDSHIP EXEMPTION.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

IndyMac MBS, Inc.
(Exact Name of Registrant as Specified in Charter)

0001090295
(Registrant CIK Number)

Form 8-K for August 17, 2004
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-116470
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pasadena, State of California, on August 17th, 2004.

INDYMAC, MBS, INC.

By: Victor H. Woodworth

Victor H. Woodworth
Vice President

Exhibit Index

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,
THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT
TO A CONTINUING HARDSHIP EXEMPTION.

Exhibit 99.1

COMPUTATIONAL MATERIALS
PREPARED BY UBS Securities LLC

for

IndyMac MBS, INC.

Mortgage Pass-Through Certificates, Series 2004-AR7

MBS New Transaction

Computational Materials

$687,735,000

(Approximate)

INDYMAC MBS, INC.

Depositor

INDYMAC INDX Mortgage Loan Trust 2004-AR7

IndyMac Bank.

Seller and Master Servicer

COMPUTATIONAL MATERIALS DISCLAIMER

The analysis in this report is based on information provided by IndyMac Bank F.S.B. (the "Seller"). UBS Securities LLC ("UBS") makes no representations as to the accuracy or completeness of the information contained herein. The information contained herein is qualified in its entirety by the information in the final Prospectus and Prospectus Supplement for this transaction. The information contained herein is preliminary as of the date hereof, supersedes any previous information delivered to you by UBS and will be superseded by the applicable final Prospectus and Prospectus Supplement and any other information subsequently filed with the Securities and Exchange Commission. These materials are subject to change, completion, or amendment from time to time without notice, and UBS is under no obligation to keep you advised of such changes. These materials are not intended as an offer or solicitation with respect to the purchase or sale of any security. Any investment decision with respect to the securities should be made by you based upon the information contained in the final Prospectus and Prospectus Supplement relating to the securities. You should consult your own counsel, accountant, and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

The attached information contains certain tables and other statistical analyses (the "Computational Materials") which have been prepared by UBS in reliance upon information furnished by the Seller. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material. Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected herein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice. Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfalls. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither UBS nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

An investor or potential investor in the Certificates (and each employee, representative, or other agent of such person or entity) may disclose to any and all persons, without limitation, the tax treatment and tax structure of the transaction (as defined in United States Treasury Regulation Section 1.6011-4) and all related materials of any kind, including opinions or other tax analyses, that are provided to such person or entity. However, such person or entity may not disclose any other information relating to this transaction unless such information is related to such tax treatment and tax structure.

THIS INFORMATION IS FURNISHED TO YOU SOLELY BY UBS AND NOT BY THE ISSUER OF THE SECURITIES OR ANY OF ITS AFFILIATES. UBS IS ACTING AS UNDERWRITER AND NOT ACTING AS AGENT FOR THE ISSUER IN CONNECTION WITH THE PROPOSED TRANSACTION.

Preliminary Term Sheet ***August 12, 2004***

IndyMac Bank.

(Approximate)
IndyMac INDX Mortgage Loan Trust 2004-AR7

Class	Initial Certificate Principal Balance / Notional Amount[(1)(2)]	Principal Type	Initial Pass-Through Rate	Daycount Basis	Payment Delay	Wtd. Avg. Life[(3)]	Principal Payment Window[(4)]	Expected Ratings (S&P / Moody's)
Offered Certificates								
1-A-1	352,760,000	Senior, Floater	1M LIBOR+[][(4)]	30/360	0	3.67	1-116	AAA/Aaa
1-A-2	272,700,000	Senior, Floater	1M LIBOR+[][(5)]	30/360	0	3.67	1-116	AAA/Aaa
1-A-3	27,300,000	Senior Mezzanine	1M LIBOR+[][(6)]	30/360	0	3.67	1-116	AAA/Aaa
B-1	20,292,000	Subordinate	1M LIBOR+[][(7)]	30/360	0	6.34	1-116	AA/Aa3
B-2	9,442,000	Subordinate	1M LIBOR+[][(8)]	30/360	0	6.34	1-116	A/A3
B-3	5,242,000	Subordinate	1M LIBOR+[][(9)]	30/360	0	6.34	1-116	BBB/Baa3
B-4		Subordinate	1M LIBOR+[]		Not Offered			
B-5		Subordinate	1M LIBOR+[]		Not Offered			
B-6		Subordinate	1M LIBOR+[]		Not Offered			
IO	700,010,622.32	Senior IO	Variable					
Total	**700,010,622**							

(1) Approximate, subject to adjustment as described in the Prospectus Supplement.

(2) Subject to a variance of +/- 5%.

(3) To the10% Optional Termination at the Pricing Speed.

(4) The pass-through rate for the Class 1-A-1 equal LIBOR plus []%, (subject to increases to LIBOR plus []% after the first distribution date on which the optional termination may be exercised), in each case, subject to a maximum per annum rate equal to the weighted average of the net mortgage rates on the loans, as further described in this prospectus supplement under "*Net WAC Cap*".

(5) The pass-through rate for the Class 1-A-2 equal LIBOR plus []%, (subject to increases to LIBOR plus []% after the first distribution date on which the optional termination may be exercised), in each case, subject to a maximum per annum rate equal to the weighted average of the net mortgage rates on the loans, as further described in this prospectus supplement under "*Net WAC Cap*".

(6) The pass-through rate for the Class 1-A-3 equal LIBOR plus []%, (subject to increases to LIBOR plus []% after the first distribution date on which the optional termination may be exercised), in each case, subject to a maximum per annum rate equal to the weighted average of the net mortgage rates on the loans, as further described in this prospectus supplement under "*Net WAC Cap*".

(7) The pass-through rate for the Class B-1 equal LIBOR plus []%, (subject to increases to LIBOR plus []% after the first distribution date on which the optional termination may be exercised), in each case, subject to a maximum per annum rate equal to the weighted average of the net mortgage rates on the loans, as further described in this prospectus supplement under "*Net WAC Cap*".

(8) The pass-through rate for the Class B-2 equal LIBOR plus []%, (subject to increases to LIBOR plus []% after the first distribution date on which the optional termination may be exercised), in each case, subject to a maximum per annum rate equal to the weighted average of the net mortgage rates on the loans, as further described in this prospectus supplement under "*Net WAC Cap*".

(9) The pass-through rate for the Class B-3 equal LIBOR plus []%, (subject to increases to LIBOR plus []% after the first distribution date on which the optional termination may be exercised), in each case, subject to a maximum per annum rate equal to the weighted average of the net mortgage rates on the loans, as further described in this prospectus supplement under "*Net WAC Cap*".

Transaction Summary

Relevant Parties

Trust:	IndyMac INDX Mortgage Loan Trust 2004-AR7
Depositor:	IndyMac MBS, Inc.
Seller and Master Servicer:	IndyMac Bank, F.S.B.
Underwriter:	UBS Securities LLC
Co-Manager:	RBS Greenwich Capital
Trustee:	Deutsche Bank National Trust Company

Relevant Dates

Cut-Off Date:	The close of business on August 1, 2004. References to percentages or balances of the Mortgage Loans as of the Cut-Off Date are based on the scheduled principal balance of the Mortgage Loans on such date.
Expected Pricing Date:	On or about August 13, 2004
Expected Closing Date:	On or about August 30, 2004
Optional Termination Date:	The first Distribution Date on which the aggregate principal balance of the Mortgage Loans is less than 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-Off Date.
Distribution Date:	The 25th day of each month or, if the 25th day is not a business day, the next business day, beginning in September 2004.
Legal Maturity Date:	September 25, 2034. This date represents the Distribution Date occurring in the month following the maturity date of the latest maturing Mortgage Loan.

Designations

Senior Certificates:	The Class 1-A-1 Certificates, Class 1-A-2 Certificates, Class 1-A-3 Certificates, and the Class IO Certificates.
Subordinate Certificates:	The Class B-1 Certificates, Class B-2 Certificates, Class B-3 Certificates, Class B-4 Certificates, Class B-5 Certificates, and, Class B-6 Certificates,.

Collateral

Mortgage Loans:	The Trust's main source of funds for making distributions on the certificates will be collections on a pool of closed-end, adjustable-rate loans secured by first-lien mortgages or deeds of trust on residential one- to three-family properties. As of the Cut-Off Date, the Mortgage Loans consist of 2,434 adjustable-rate mortgage loans with an aggregate scheduled principal balance of approximately $700,010,622. Approximately 51% of the loans are conforming balance loans based on the guidelines set forth by Fannie Mae and Freddie Mac.

Transaction Summary

Other Terms

Interest Accrual Period: Interest will initially accrue from the Closing Date to (but excluding) the first Distribution Date, and thereafter, from the prior Distribution Date to (but excluding) the current Distribution Date on the basis of a 360-day year consisting of twelve 30-day months. Each class of Certificates will initially settle flat (no accrued interest).

Pricing Speed: 20% CPR.

Optional Termination: The Master Servicer may, at its sole discretion, purchase all of the Mortgage Loans and REO properties and retire the certificates on or after the Optional Termination Date.

Credit Enhancement: Credit enhancement is intended to reduce the harm caused to holders of certificates by shortfalls in payments collected on or realized losses attributed to the Mortgage Loans. Credit enhancements can reduce the effects of such shortfalls and/or losses on all classes of certificates, or they can allocate shortfalls and/or losses so they affect some classes of certificates before others. On each Distribution Date, the classes of certificates that are lower in order of payment priority will not receive payments of interest or principal until the classes that are higher in order of payment priority have been paid.

The Senior Certificates will receive distributions of interest and principal, as applicable, before the Subordinate Certificates are entitled to receive interest or principal. In addition, each class of Subordinate Certificates will receive distributions of interest and principal prior to any other class of Subordinate Certificates with a higher alphanumeric class designation. The Subordinate Certificates, in reverse order of alphanumeric class designation, will absorb most losses on the Mortgage Loans, other than certain excess losses as described in the Prospectus Supplement, prior to other classes of certificates.

Tax Status: The Trust will be established as one or more REMICs for federal income tax purposes.

ERISA Considerations: If you are a fiduciary of any retirement plan or other employee benefit arrangement subject to the Employee Retirement Income Security Act of 1974, as amended, or Section 4975 of the Internal Revenue Code of 1986, you should consult with counsel as to whether you can buy or hold an offered certificate. The residual certificates may not be purchased or transferred to such a plan.

SMMEA Eligibility: The Class 1-A-1 Certificates, Class 1-A-2 Certificates, Class 1-A-3 Certificates, Class IO Certificates, and Class B-1 Certificates are expected to constitute "mortgage related securities" for the purposes of the Secondary Mortgage Market Enhancement Act of 1984 ("SMMEA"). Other classes will not be SMMEA eligible.

Form of Registration: It is expected that delivery of the certificates will be made in book-entry form through the Same-Day Funds Settlement System of The Depository Trust Company, which may include delivery through Clearstream, Sociétè Anonyme or Euroclear System, on or about August 30, 2004 against payment therefore in immediately available funds.

Net WAC Cap:

The Net WAC Cap for the Class 1-A-1, Class 1-A-2, and Class 1-A-3 Certificates for any Distribution Date equals the product of (i) the weighted average of the Net Mortgage Rates of the Mortgage Loans as of the first day of the month preceding such Distribution Date and (ii) a fraction, the numerator of which is 30 and the denominator of which is the number of days in the accrual period for the Class 1-A-1 Certificates.

The Net WAC Cap for the Subordinate Certificates for any Distribution Date equals the weighted average of the Net WAC Caps for the senior certificates, based on the Subordinated Portion related to such loan group.

The "Subordinated Portion" for any Distribution Date equals the difference between the aggregate scheduled principal balance of the Mortgage Loan as of the due date in the month preceding the month of such Distribution Date and the aggregate outstanding principal balance of the Senior Certificates related as of the immediately preceding Distribution Date.

Yield Maintenance Agreement:

"*YMA*", with a counterparty (the "*Counterparty*") for the benefit of each of the Class 1-A-1 Certificates, Class 1-A-2 Certificates, Class 1-A-3 Certificates, Class B-1 Certificates, Class B-2 Certificates and Class B-3 Certificates. The notional balance of the Yield Maintenance Agreements and the strike rates are in the tables below. The notional balance of the YMA for the Class 1-A-1 Certificates, Class 1-A-2 Certificates, Class 1-A-3 Certificates, Class B-1 Certificates, Class B-2 Certificates and Class B-3 Certificates is subject to a maximum equal to the aggregate principal balance of the Class 1-A-1 Certificates, Class 1-A-2 Certificates, Class 1-A-3 Certificates, Class B-1 Certificates, Class B-2 Certificates and Class B-3 Certificates. The Counterparty will be obligated to make monthly payments to the Trustee when one-month LIBOR exceeds the specified strike rate. Such payments will be capped at their maximum amount when one-month LIBOR equals or exceeds 10.043%. The Yield Maintenance Agreement will terminate after the Distribution Date in December 2014. Any payments received from the Yield Maintenance Agreement will be used to pay Carryover Shortfall Amounts on the Class 1-A-1 Certificates, Class 1-A-2 Certificates, Class 1-A-3 Certificates, Class B-1 Certificates, Class B-2 Certificates and Class B-3 Certificates.

Price/Yield Tables

Settle	8/30/2004	LIBOR_1MO	1.56
First Payment	9/25/2004	MTA_1YR	1.46

Class 1A1 to Optional Call Date

Par Price	5% CPR	10% CPR	20% CPR	30% CPR	50% CPR
100-00					
WAL	10.86	6.91	3.67	2.35	1.22
Mod Durn	9.241	6.157	3.425	2.237	1.186
Principal Window Begin	1	1	1	1	1
Principal Window End	287	207	115	75	40

Class 1A2 to Optional Call Date

Par Price	5% CPR	10% CPR	20% CPR	30% CPR	50% CPR
100-00					
WAL	10.86	6.91	3.67	2.35	1.22
Mod Durn	9.241	6.157	3.425	2.237	1.186
Principal Window Begin	1	1	1	1	1
Principal Window End	287	207	115	75	40

Class 1A3 to Optional Call Date

Par Price	5% CPR	10% CPR	20% CPR	30% CPR	50% CPR
100-00					
WAL	10.86	6.91	3.67	2.35	1.22
Mod Durn	9.241	6.157	3.425	2.237	1.186
Principal Window Begin	1	1	1	1	1
Principal Window End	287	207	115	75	40

Price/Yield Tables

Class B1 to Optional Call Date

Par Price	5% CPR	10% CPR	20% CPR	30% CPR	50% CPR
100-00					
WAL	16.29	11.55	6.34	4.46	2.64
Mod Durn	13.312	9.978	5.821	4.192	2.531
Principal Window Begin	1	1	1	1	1
Principal Window End	287	207	115	75	40

Class B2 to Optional Call Date

Par Price	5% CPR	10% CPR	20% CPR	30% CPR	50% CPR
100-00					
WAL	16.29	11.55	6.34	4.46	2.64
Mod Durn	12.794	9.691	5.721	4.139	2.510
Principal Window Begin	1	1	1	1	1
Principal Window End	287	207	115	75	40

Class B3 to Optional Call Date

Par Price	5% CPR	10% CPR	20% CPR	30% CPR	50% CPR
100-00					
WAL	16.29	11.55	6.34	4.46	2.64
Mod Durn	11.793	9.124	5.517	4.030	2.466
Principal Window Begin	1	1	1	1	1
Principal Window End	287	207	115	75	40

Yield Maintenance Agreement – Schedule & Strike Rates

Period	Date	Adjusted Balance	Coupon	Strike
0	30-Aug-04	687,735,000.00		
1	25-Sep-04	673,552,012.86	2.411	1.955
2	25-Oct-04	663,860,208.56	9.546	9.090
3	25-Nov-04	654,316,623.78	9.546	9.090
4	25-Dec-04	644,918,840.50	9.546	9.089
5	25-Jan-05	635,664,482.05	9.546	9.089
6	25-Feb-05	626,551,212.35	9.546	9.088
7	25-Mar-05	617,576,735.19	9.546	9.088
8	25-Apr-05	608,738,793.55	9.546	9.087
9	25-May-05	600,035,168.91	9.546	9.087
10	25-Jun-05	591,463,680.52	9.546	9.086
11	25-Jul-05	583,022,184.83	9.546	9.086
12	25-Aug-05	574,545,257.22	9.546	9.085
13	25-Sep-05	566,198,836.32	9.546	9.085
14	25-Oct-05	557,980,782.35	9.546	9.084
15	25-Nov-05	549,888,992.19	9.546	9.084
16	25-Dec-05	541,921,398.77	9.546	9.083
17	25-Jan-06	534,075,970.45	9.546	9.082
18	25-Feb-06	526,350,710.36	9.546	9.082
19	25-Mar-06	518,743,655.81	9.546	9.081
20	25-Apr-06	511,252,877.66	9.546	9.081
21	25-May-06	503,876,479.79	9.546	9.080
22	25-Jun-06	496,612,598.44	9.546	9.080
23	25-Jul-06	489,459,401.68	9.546	9.079
24	25-Aug-06	479,952,069.75	9.546	9.078
25	25-Sep-06	470,622,867.08	9.546	9.077
26	25-Oct-06	461,468,484.60	9.546	9.076
27	25-Nov-06	452,485,674.60	9.546	9.076
28	25-Dec-06	443,671,249.38	9.546	9.075
29	25-Jan-07	435,022,080.39	9.546	9.074
30	25-Feb-07	426,535,096.96	9.546	9.073
31	25-Mar-07	418,207,285.27	9.546	9.072

Period	Date	Adjusted Balance	Coupon	Strike
32	25-Apr-07	410,035,687.36	9.546	9.071
33	25-May-07	402,017,400.05	9.546	9.070
34	25-Jun-07	394,149,573.94	9.546	9.069
35	25-Jul-07	386,429,412.36	9.546	9.068
36	25-Aug-07	378,854,170.54	9.546	9.067
37	25-Sep-07	371,421,154.49	9.546	9.066
38	25-Oct-07	364,127,720.14	9.546	9.065
39	25-Nov-07	356,971,272.45	9.546	9.064
40	25-Dec-07	349,949,264.39	9.546	9.063
41	25-Jan-08	343,059,196.19	9.546	9.062
42	25-Feb-08	336,298,614.37	9.546	9.061
43	25-Mar-08	329,665,110.92	9.546	9.060
44	25-Apr-08	323,379,217.09	9.546	9.060
45	25-May-08	317,211,319.82	9.546	9.060
46	25-Jun-08	311,159,222.60	9.546	9.060
47	25-Jul-08	305,220,769.70	9.546	9.060
48	25-Aug-08	299,393,845.30	9.546	9.060
49	25-Sep-08	293,676,372.76	9.546	9.060
50	25-Oct-08	288,066,314.00	9.546	9.060
51	25-Nov-08	282,561,668.62	9.546	9.060
52	25-Dec-08	277,160,473.35	9.546	9.060
53	25-Jan-09	271,860,801.31	9.546	9.060
54	25-Feb-09	266,660,761.33	9.546	9.060
55	25-Mar-09	261,558,497.28	9.546	9.060
56	25-Apr-09	256,552,187.44	9.546	9.060
57	25-May-09	251,640,043.89	9.546	9.060
58	25-Jun-09	246,820,311.83	9.546	9.060
59	25-Jul-09	242,091,268.99	9.546	9.060
60	25-Aug-09	237,451,225.08	9.546	9.060
61	25-Sep-09	232,898,521.09	9.546	9.060
62	25-Oct-09	228,431,528.80	9.546	9.060
63	25-Nov-09	224,048,650.20	9.546	9.060

Yield Maintenance Agreement –Schedule & Strike Rates

Period	Date	Adjusted Balance	Coupon	Strike
64	25-Dec-09	219,748,316.92	9.546	9.060
65	25-Jan-10	215,528,989.62	9.546	9.060
66	25-Feb-10	211,389,157.58	9.546	9.060
67	25-Mar-10	207,327,338.06	9.546	9.060
68	25-Apr-10	203,342,075.84	9.546	9.060
69	25-May-10	199,431,942.70	9.546	9.060
70	25-Jun-10	195,595,536.91	9.546	9.060
71	25-Jul-10	191,831,482.73	9.546	9.060
72	25-Aug-10	188,138,429.99	9.546	9.060
73	25-Sep-10	184,515,053.50	9.546	9.060
74	25-Oct-10	180,960,052.74	9.546	9.060
75	25-Nov-10	177,472,151.27	9.546	9.060
76	25-Dec-10	174,050,096.37	9.546	9.060
77	25-Jan-11	170,692,658.53	9.546	9.060
78	25-Feb-11	167,398,631.11	9.546	9.060
79	25-Mar-11	164,166,829.82	9.546	9.060
80	25-Apr-11	160,996,092.40	9.546	9.060
81	25-May-11	157,885,278.15	9.546	9.060
82	25-Jun-11	154,833,267.52	9.546	9.060
83	25-Jul-11	151,838,961.77	9.546	9.060
84	25-Aug-11	148,901,282.57	9.546	9.060
85	25-Sep-11	146,019,171.61	9.546	9.060
86	25-Oct-11	143,191,590.20	9.546	9.060
87	25-Nov-11	140,417,518.97	9.546	9.060
88	25-Dec-11	137,695,957.50	9.546	9.060
89	25-Jan-12	135,025,923.90	9.546	9.060
90	25-Feb-12	132,406,454.57	9.546	9.060
91	25-Mar-12	129,836,603.77	9.546	9.060
92	25-Apr-12	127,315,443.37	9.546	9.060
93	25-May-12	124,842,062.44	9.546	9.060
94	25-Jun-12	122,415,567.01	9.546	9.060
95	25-Jul-12	120,035,079.70	9.546	9.060
96	25-Aug-12	117,699,739.45	9.546	9.060
97	25-Sep-12	115,408,701.18	9.546	9.060
98	25-Oct-12	113,161,135.56	9.546	9.060
99	25-Nov-12	110,956,228.63	9.546	9.060
100	25-Dec-12	108,793,181.57	9.546	9.060
101	25-Jan-13	106,671,210.42	9.546	9.060
102	25-Feb-13	104,589,545.79	9.546	9.060
103	25-Mar-13	102,547,432.62	9.546	9.060
104	25-Apr-13	100,544,129.83	9.546	9.060
105	25-May-13	98,578,910.16	9.546	9.060
106	25-Jun-13	96,651,059.91	9.546	9.060
107	25-Jul-13	94,759,878.57	9.546	9.060
108	25-Aug-13	92,904,678.73	9.546	9.060
109	25-Sep-13	91,084,785.74	9.546	9.060
110	25-Oct-13	89,299,537.49	9.546	9.060
111	25-Nov-13	87,548,284.21	9.546	9.060
112	25-Dec-13	85,830,388.21	9.546	9.060
113	25-Jan-14	84,145,223.66	9.546	9.060
114	25-Feb-14	82,492,176.36	9.546	9.060
115	25-Mar-14	80,870,643.62	9.546	9.060
116	25-Apr-14	79,280,033.84	9.546	9.060
117	25-May-14	77,719,766.56	9.546	9.060
118	25-Jun-14	76,189,272.04	9.546	9.060
119	25-Jul-14	74,687,991.16	9.546	9.060
120	25-Aug-14	73,215,375.27	9.546	9.060
121	25-Sep-14	71,770,885.85	9.546	9.060
122	25-Oct-14	70,353,994.46	9.546	9.060
123	25-Nov-14	68,964,182.47	9.546	9.060
124	25-Dec-14	67,600,940.97	9.546	9.060

DESCRIPTION OF THE MORTGAGE LOANS

AGGREGATE POOL COLLATERAL SUMMARY

Statistics for the Mortgage Loans listed below are based on the Cut-off Date scheduled balances.

	Summary Statistics		Range (if applicable)
Number of Mortgage Loans:	2,434		
Aggregate Current Unpaid Principal Balance:	$700,010,622		$50,400 - $2,317,828
Average Current Unpaid Principal Balance:	$287,596		
Aggregate Original Principal Balance:	$700,633,746		$50,400 - $2,323,150
Average Original Principal Balance:	$287,852		
Weighted Average Gross Mortgage Rate:	2.379%		1.250% - 5.606%
Weighted Average Net Mortgage Rate:	2.004%		
Weighted Average Gross Margin:	3.064%		2.100% - 4.300%
Weighted Average Maximum Mortgage Rate:	9.921%		
Weighted Average FICO Score:	708		
Weighted Average Original LTV Ratio:	71.71%		13.23% - 95.00%
Weighted Average Remaining Term (months):	360		
Weighted Average Original Term (months):	360		
Geographic Distribution (Top 5):	CA	51.62%	
	FL	7.91%	
	NJ	6.02%	
	NY	3.61%	
	CO	3.59%	

DESCRIPTION OF THE MORTGAGE LOANS

[redacted]

Current Unpaid Principal Balance ($)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance
50,001. - 100,000.	126	10,548,013	1.51
100,001. - 150,000.	303	38,823,435	5.55
150,001. - 200,000.	426	75,316,281	10.76
200,001. - 250,000.	348	78,456,317	11.21
250,001. - 300,000.	326	89,917,856	12.85
300,001. - 350,000.	255	83,077,703	11.87
350,001. - 400,000.	199	74,823,046	10.69
400,001. - 450,000.	125	53,253,011	7.61
450,001. - 500,000.	104	49,967,032	7.14
500,001. - 550,000.	68	35,891,820	5.13
550,001. - 600,000.	50	28,839,961	4.12
600,001. - 650,000.	39	24,760,680	3.54
650,001. - 700,000.	18	12,267,959	1.75
700,001. - 750,000.	7	5,172,443	0.74
750,001. - 800,000.	7	5,469,217	0.78
800,001. - 850,000.	8	6,607,410	0.94
850,001. - 900,000.	5	4,440,750	0.63
900,001. - 950,000.	5	4,617,223	0.66
950,001. - 1,000,000.	10	9,805,886	1.40
1,000,001. - 1,250,000.	1	1,036,750	0.15
1,250,001. - 1,500,000.	2	2,865,000	0.41
1,500,001. - 1,750,000.	1	1,735,000	0.25
2,000,001. or greater	1	2,317,828	0.33
Total:	**2,434**	**700,010,622**	**100.00**

DESCRIPTION OF THE MORTGAGE LOANS

Current Rate (%)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance
1.001 - 1.500	1,435	421,302,053	60.19
2.001 - 2.500	214	45,044,870	6.43
3.001 - 3.500	1	179,588	0.03
3.501 - 4.000	112	42,484,345	6.07
4.001 - 4.500	239	70,248,750	10.04
4.501 - 5.000	405	112,731,818	16.10
5.001 - 5.500	27	7,757,703	1.11
5.501 - 6.000	1	261,496	0.04
Total:	**2,434**	**700,010,622**	**100.00**

Distribution By Fico

FICO	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance
500 or less	3	515,750	0.07
601 - 620	4	974,250	0.14
621 - 640	187	50,269,261	7.18
641 - 660	239	66,826,175	9.55
661 - 680	332	103,107,108	14.73
681 - 700	355	105,519,688	15.07
701 - 720	301	89,641,171	12.81
721 - 740	315	89,931,136	12.85
741 - 760	280	78,173,939	11.17
761 - 780	220	62,873,821	8.98
781 - 800	158	42,119,299	6.02
greater than 800	40	10,059,023	1.44
Total:	**2,434**	**700,010,622**	**100.00**

DESCRIPTION OF THE MORTGAGE LOANS

[redacted]

Lien Status	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance
First Lien	2,434	700,010,622	100.00
Total:	**2,434**	**700,010,622**	**100.00**

Distribution By Original LTV

Original LTV (%)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance
50.00 or less	171	41,714,883	5.96
50.01 - 55.00	83	25,394,145	3.63
55.01 - 60.00	107	29,813,174	4.26
60.01 - 65.00	145	49,032,958	7.00
65.01 - 70.00	291	95,907,206	13.70
70.01 - 75.00	582	172,434,333	24.63
75.01 - 80.00	920	255,351,000	36.48
80.01 - 85.00	43	10,623,586	1.52
85.01 - 90.00	41	9,951,873	1.42
90.01 - 95.00	51	9,787,465	1.40
Total:	**2,434**	**700,010,622**	**100.00**

Distribution By Documentation

Documentation	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance
Full	688	166,448,233	23.78
Limited Income & Asset	17	4,857,129	0.69
No Income No Asset	287	80,010,448	11.43
Reduced	1,292	414,545,217	59.22
Stated Doc	150	34,149,595	4.88
Total:	**2,434**	**700,010,622**	**100.00**

DESCRIPTION OF THE MORTGAGE LOANS

Loan Purpose	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance
Cash Out Refi	1,177	338,041,768	48.29
Purchase	768	235,494,779	33.64
Rate & Term Refi	489	126,474,076	18.07
Total:	**2,434**	**700,010,622**	**100.00**

Distribution By Property Type

Property Type	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance
Single Family	1,584	461,353,433	65.91
PUD	452	137,226,395	19.60
Condominium	220	55,221,992	7.89
2-Family	82	22,100,884	3.16
High-Rise Condo	39	10,090,389	1.44
4-Family	22	6,058,998	0.87
TownHouse	23	4,960,056	0.71
3-Family	12	2,998,476	0.43
Total:	**2,434**	**700,010,622**	**100.00**

Distribution By Occupancy Status

Occupancy Status	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance
Owner Occupied	2,199	651,029,855	93.00
Investor Occupied	173	35,226,767	5.03
Second Home	62	13,754,000	1.96
Total:	**2,434**	**700,010,622**	**100.00**

DESCRIPTION OF THE MORTGAGE LOANS

State	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance
Southern California	635	228,098,900	32.59
Northern California	404	133,243,032	19.03
Florida	251	55,343,182	7.91
New Jersey	144	42,111,411	6.02
New York	74	25,267,430	3.61
Colorado	103	25,127,517	3.59
Illinois	74	18,239,194	2.61
Virginia	59	17,062,763	2.44
Michigan	79	16,736,411	2.39
Nevada	57	14,012,681	2.00
Other	554	124,768,101	17.82
Total:	**2,434**	**700,010,622**	**100.00**

Distribution By Zip Code

Zip Code	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance
91362	3	3,300,504	0.47
92677	5	2,791,571	0.40
95037	5	2,618,357	0.37
92592	6	2,472,923	0.35
95132	6	2,455,032	0.35
92657	3	2,428,040	0.35
92630	6	2,425,620	0.35
91709	7	2,305,969	0.33
94080	4	2,252,454	0.32
92691	5	2,219,211	0.32
Other	2,384	674,740,941	96.39
Total:	**2,434**	**700,010,622**	**100.00**

DESCRIPTION OF THE MORTGAGE LOANS

Remaining Months to Maturity	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance
301 - 360	2,434	700,010,622	100.00
Total:	**2,434**	**700,010,622**	**100.00**

Distribution By Product Type

Product Type	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance
12MAT	2,434	700,010,622	100.00
Total:	**2,434**	**700,010,622**	**100.00**

Distribution By Next Adjustment Date

Next Adjustment Date	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance
June 1, 2004	3	1,044,910	0.15
July 1, 2004	8	1,361,412	0.19
August 1, 2004	24	7,754,557	1.11
September 1, 2004	750	223,502,819	31.93
October 1, 2004	1,649	466,346,923	66.62
Total:	**2,434**	**700,010,622**	**100.00**

DESCRIPTION OF THE MORTGAGE LOANS

Life Minimum Rate (%)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance
4.000 or less	2,419	696,971,054	99.57
4.001 - 4.500	15	3,039,569	0.43
Total:	**2,434**	**700,010,622**	**100.00**

(1) These rates are only applicable after the Teaser Period

Distribution By Margin

Margin (%)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance
4.000 or less	2,419	696,971,054	99.57
4.001 - 4.500	15	3,039,569	0.43
Total:	**2,434**	**700,010,622**	**100.00**

Distribution By Prepay Penalty

Prepay Penalty Term	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance
0	146	45,994,573	6.57
12	307	113,724,123	16.25
36	1,981	540,291,926	77.18
Total:	**2,434**	**700,010,622**	**100.00**

Life Maximum Rate (%)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance
8.501 - 9.000	63	19,999,922	2.86
9.501 - 10.000	2,371	680,010,700	97.14
Total:	**2,434**	**700,010,622**	**100.00**

For Additional information please call:

Shahid Quraishi	(212) 713-2728
Paul Scialabba	(212) 713-9832
Brian Bowes	(212) 713-2860
Glenn McIntyre	(212) 713-3180
Steve Warjanka	(212) 713-2466
Michael Boyle	(212) 713-4129
Anthony Beshara	(212) 713-2804
Verdi Contente	(212) 713-2713
Michael Braylovsky	(212) 713-3744

RATING AGENCIES		
Moody's		
Dhruv Mohindra	Tel:	(212) 553-4143
	Email:	dhruv.mohindra@moodys.com
Standard & Poors		
Venkat Veerubhotla	Tel:	(212) 438-6612
	Email:	venkat_veerubhotla@sandp.com